Correspondence



                                CUDD & ASSOCIATES
                              18826 Pagentry Place
                            Monument, Colorado 80132
    Telephone: (719) 488-4393 FAX: (719) 488-4394 E-mail: pcudd@cuddlaw.com

                                September 1, 2005






Ms. Babette Cooper, Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C.  20549-0306

         Re:      Savoy Resources Corp.
                  Form 8-K/A
                  File Number 0-32103

Dear Ms. Cooper:

         On behalf of Savoy Resources Corp., we hereby transmit to you for filing the responses to comments set forth in the letter of comment of the staff dated August 24, 2005, regarding Savoy Resources' Form 8-K filed on August 15, 2005. The paragraphs set forth below are responsive to the paragraphs contained in the comment letter. Those responses either set forth the location in the Form 8-K/A of the response to the comment set forth in the comment letter or explain why we considered the comment inapplicable.

     As we discussed in our recent telephone conversation, we did not change in the Form 8-K/A the time period from one year to two years, as suggested, in the disclosure of whether the former accountant's report on the financial statements contained an adverse opinion, a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. However, as we discussed, we added the second sentence in the first paragraph under Item 4.01 "Changes in Registrant's Certifying Accountant, (a) "Previous independent accountants," disclosing that the former accountant audited Savoy Resources' financial statements only for the fiscal year ended December 31, 2004.

     In response to the comment that the former accountant's report would be considered to contain "an adverse opinion, a disclaimer of opinion or be qualified or modified as to uncertainty, audit scope or accounting principles" since it included disclosure of uncertainty regarding Savoy Resources' ability to continue as a going concern, we added the second to the last sentence in the second paragraph under Item 4.01 "Changes in Registrant's Certifying Accountant,
(a) "Previous independent accountants," disclosing that the former accountants' opinion on our financial statements as of, and for the fiscal year ended, December 31, 2004, contained a qualification as to uncertainty about Savoy Resources' ability to continue as a going concern.

Ms. Babette Cooper, Staff Accountant
United States Securities and Exchange Commission
September 1, 2005
Page 2



     Also, as we discussed in our recent telephone conversation, we did not change the time period from one year to two years, as suggested, in the disclosure in the first sentence of the second paragraph under Item 4.01 "Changes in Registrant's Certifying Accountant, (a) "Previous independent accountants," that Savoy Resources had no disagreements with its former auditor on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. As I explained in our telephone conversation and as we have now disclosed in the second sentence of the first paragraph of the Form 8-K/A, Savoy Resources' former accountant audited its financial statements only for the fiscal year ended December 31, 2004.


     Because the former accountant only audited Savoy Resources' financial statements for the year ended December 31, 2004, we did not change the disclosure in the last sentence of the second paragraph under Item 4.01 "Changes in Registrant's Certifying Accountant, (a) "Previous independent accountants," to the effect that "[d]uring our most recent fiscal year and the subsequent interim period preceding DMCH's dismissal, there have been no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K."

     An updated letter from Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, Savoy Resources' former accountant, stating that the former accountant agrees with Savoy Resources' Item 304 disclosures and referring to the correct date of the Form 8-K/A as August 4, 2005, is filed as Exhibit 16 to the Form 8-K/A.

     Savoy Resources hereby acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If the staff requires any additional information during the course of your review of the Form 8-K/A previously filed, please don't hesitate to contact the undersigned.

                                                     Sincerely yours,

                                                     /s/ Patricia Cudd
                                                     -----------------
                                                     Patricia Cudd
PC/es
cc:      Mr. Arthur Johnson, President
         Savoy Resources Corp.